Exhibit 99.1

TRICOM REPORTS FOURTH QUARTER AND FULL YEAR RESULTS

(Santo Domingo, Dominican Republic, February 19, 2004) Tricom, S.A. (NYSE:TDR) today announced consolidated unaudited financial results for the fourth quarter and year ended December 31, 2003.

On February 19, 2004, the Company announced the sale of its Central American assets. The sale is part of the Company’s ongoing strategy to streamline its operations and reduce costs by divesting under-performing or non-strategic assets and focusing resources on its most attractive segments and markets. Consequently, the Company has elected to report its Central American digital trunking operations as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”). The Company believes that the presentation of its Central American digital trunking services, as discontinued operations will allow for a more meaningful comparison of the results from the Company’s continuing operations.

“Our fourth quarter and full year results reflect a continued difficult operating environment marked by a weak economy. Our revenues from continuing operations remained under intense pressure by currency devaluation,” said Carl Carlson, Chief Executive Officer. “Despite these challenges, we made progress in a number of key areas during this past year in terms of rationalizing our capital investments, and reducing our cost structure. We set out to do this while maintaining our commitment to our customers, without diminishing our operational and service capabilities. Our focus for 2004 will remain on investing prudently to support our key growth drivers, while improving our customer base by targeting the most attractive segments.”

Results of Continuing Operations

Continuing operations consist of the Company’s local service, long distance, mobile, cable television and broadband data transmission and Internet services in the Dominican Republic, as well as the Company’s facility-based international long distance operations in the U.S. The Company’s operating results principally reflect the impact of currency devaluation affecting the conversion of Dominican peso-generated revenues into U.S. dollars. The value of the Dominican peso, against the U.S. dollar, declined by approximately 25 percent during the 2003 fourth quarter and by approximately 84 percent during the year. The inflation rate was approximately 43 percent for the year ended December 31, 2003, compared to approximately 11 percent during 2002.

Operating revenues from continuing operations totaled $50.3 million for the 2003 fourth quarter, a decrease of 16.8 percent from the 2002 fourth quarter. Total operating revenues from continuing operations for the 2003 fourth quarter grew by 3.6 percent on a sequential basis, primarily driven by international long distance revenues. For the year, operating revenues from continuing operations totaled $206.6 million, a 19.1 percent decrease from 2002. Adjusted EBITDA totaled $14.2 for the 2003 fourth quarter and $61.1 million for 2003, compared to Adjusted EBITDA of $22.3 million and $83.6 million for the 2002 fourth quarter and 2002, respectively.

Long distance revenues grew by 8.6 percent to $26.3 million in the 2003 fourth quarter from the 2002 fourth quarter and by 6.6 percent to $99.7 million for the year, primarily as a result of higher long distance termination rates to the Dominican Republic coupled with an increase in traffic volume originated by the Company’s U.S.-based international long distance wholesale and retail operations. Long distance revenues for the 2003 fourth quarter grew by 9.0 percent on a sequential basis.

Domestic telephony revenues totaled $13.2 million in the 2003 fourth quarter and $59.5 million for the year, representing a 31.9 percent and 29.0 percent decrease from the year-ago periods, respectively.  The decrease in domestic telephony revenues was primarily the result of the decline in value of the Dominican peso coupled with a lower average subscriber base during the year. Fourth quarter business and contract residential lines grew by 3.2 percent on a sequential basis. At December 31, 2003, lines in service totaled approximately 135,000, representing a 10.4 percent decrease year-over-year. The decrease in lines in service for the year reflects the Company’s previously announced strategy of disconnecting low-usage wireless local loop customers and targeting high-usage consumer and business costumers in order to maximize the return on its existing network assets and resources.

Mobile revenues decreased by 27.5 percent to $6.7 million in the 2003 fourth quarter from the 2002 fourth quarter and by 35.1 percent to $29.2 million for the year. The decrease in mobile revenues is primarily attributable to currency devaluation and the effect of a previously announced change in mobile revenue recognition, beginning in the 2003 second quarter. Mobile revenues, which had previously been accounted for on a gross basis, are now accrued net of prepaid mobile commission fees. Cellular and PCS subscribers at December 31, 2003, totaled approximately 433,000. Postpaid mobile subscribers at the end of the fourth quarter grew by 3.3 percent on a sequential basis.

As part of its overall operational streamlining and in order to better focus on active customers, beginning in the 2004 first quarter the Company reduced the period in which a mobile prepaid customer can receive incoming calls without generating outgoing calls. This change in policy has identified approximately 200,000 existing prepaid mobile customers who have not utilized the Company’s services for an extended period of time. The Company currently anticipates continuing its policy of disconnecting a substantial number of its incoming calls only cellular and PCS subscribers during 2004.

Cable revenues totaled $3.0 million in the 2003 fourth quarter, a 35.1 percent decrease from the year-ago period. For 2003, cable revenues totaled $13.6 million, a 36.8 percent decrease from 2002. The decrease in cable revenues is primarily the result of currency devaluation together with a lower average subscriber base during the year. At December 31, 2003, cable subscribers totaled approximately 61,000 representing a 14.4 percent decrease year-over-year. The decline in the Company’s cable subscriber base was partially offset by an increase in the number of premium service and cable modem accounts.

Data and Internet revenues totaled $1.1 million in the 2003 fourth quarter and $4.5 million in 2003, representing a 63.2 percent quarter-over-quarter and 59.2 percent year-over-year decrease. The decrease in data and Internet revenues is attributable to the devaluation of the Dominican peso coupled with revenue loss resulting from the Company’ cancellation during the 2003 first quarter of its government contract to provide broadband satellite Internet access to public high schools in the Dominican Republic.

Consolidated operating costs and expenses from continuing operations totaled $236.9 million in the 2003 fourth quarter compared to $79.1 million in the 2002 fourth quarter. For the year, consolidated operating costs and expenses from continuing operations totaled $404.2 million compared to $265.5 million during 2002. The increases in year-over-year operating costs and expenses reflect asset impairments, restructuring costs and higher depreciation and amortization expenses, offset in part by lower selling, general and administrative (SG&A) expenses, as well as the elimination of expenses in lieu of income taxes. Operating costs and expenses from continuing operations, excluding asset impairments and restructuring costs, totaled $64.9 million for the 2003 fourth quarter and $232.2 million for 2003.

Cost of sales and services increased by 4.5 percent to $23.2 million during the 2003 fourth quarter and remained flat during the year. Increases in fourth quarter cost of sales and services were mainly attributable to higher transport and access charges due to the indexation to the U.S. dollar of domestic interconnection tariffs, offset in part by lower cable programming fees resulting from contract renegotiations.

Selling, general and administrative (SG&A) expenses increased by 16.9 percent to $22.9 million in the 2003 fourth quarter and decreased by 17.6 percent to $71.8 million for the year.  Increases in fourth quarter SG&A expenses were primarily driven by early lease cancellation costs of approximately $7.6 million, and network maintenance expenses, offset in part by lower marketing and sales commissions expenses. The year-over-year decrease in SG&A expenses reflect expense reduction efforts and streamlined operations, as well as lower Dominican peso-denominated expenses resulting from currency devaluation.

During the 2003 fourth quarter, the Company recognized $166.9 million in asset impairments and approximately $5.1 million in restructuring costs. The non-cash impairment charges represent a reduction of the Company’s goodwill and the carrying value of its long-lived telecommunication and cable network assets, primarily resulting from currency devaluation, which have impacted the Company’s estimated, discounted future cash flows.  Restructuring costs represent severance-related charges resulting from work force reductions in response to changes in business strategy and to the financial performance of certain underlying businesses and service offerings, as well as legal and other professional advisory services expenses related to the Company’s debt restructuring initiatives.

“The factors that affected the magnitude of the impairment charges include management’s revised operating plan based on current market conditions, the results of the Company’s current forecasting and long-term planning process, as well as a valuation of assets and liabilities,” said Ramón Tarragó, Chief Financial Officer.

The asset impairment losses include estimates that are based on the best information currently available to the Company. Adjustments to such estimates, if any, would be reflected in the financial statements included in the Company’s future filings with the Securities and Exchange Commission.

Interest expense totaled $15.4 million in the 2003 fourth quarter compared with $16.7 million in the prior year quarter, and totaled $62.4 million for 2003 compared to $64.4 million during 2002. The Company suspended interest payments on its unsecured debt obligations beginning in October 1, 2003.

In the 2003 fourth quarter, the Company recognized $1.9 million in losses from discontinued operations in Central America. Loss from discontinued operations for the full year 2003 totaled $7.8 million. In accordance with SFAS No. 144, the company will continue to report losses from discontinued operations in the periods they occur. In the 2003 fourth quarter, the Company recognized a loss on disposal of discontinued operations of approximately $38.2 million.

In the 2003 fourth quarter, the Company realized $2.6 million in deferred income taxes from loss carry forwards relating to the aforementioned early lease cancellation. Net loss, reflecting non-cash asset impairments and losses from discontinued operations, totaled $237.5 million, or $3.68 per share for the 2003 fourth quarter, and $299.4 million, or $4.63 per share during 2003.

Liquidity and Capital Resources

Total debt, including capital leases and commercial paper, amounted to $449.5 million at December 31, 2003, compared to $467.6 million at December 31, 2002. Total debt included $200 million principal amount of 11-3/8% Senior Notes due 2004, approximately $35.0 million of secured debt and approximately $214.5 million of unsecured bank and other debt. At December 31, 2003, the Company had approximately $3 million of cash on hand. Net debt totaled $446.5 million at December 31, 2003. The Company’s net cash provided by operating activities totaled $18.3 million for 2003 compared to $13.6 million for 2002. Capital expenditures totaled $3.2 million during the 2003 fourth quarter and $15.0 million for the year, representing an approximate 71.8 percent quarter-over-quarter and 76.5 percent year-over-year reduction.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Six tables to follow)

Non-GAAP and Other Financial Measures

This press release includes a discussion of the Company’s historical financial results using certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt. Investors, analysts, valuation firms and lenders, also frequently use these measures although their definitions may vary. A “non-GAAP financial measure” is defined as a numerical measure of a company’s performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Pursuant to the requirements of Regulation G, the Company has included in its press release a reconciliation of all non-GAAP financial measures disclosed in the press release to the most directly comparable GAAP financial measure.

EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization from continuing operations, adjusted to exclude non-cash charges and certain expenses not included within the accepted definition of EBITDA, but which management believes their exclusion provides a more appropriate measure of the Company’s operating performance and liquidity.

Until September 1, 2002, we made payments to the Dominican government in lieu of income taxes.  As a result, we calculated Adjusted EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes.  Our calculation of Adjusted EBITDA from continuing operations also adds asset impairments, which are non-cash charges related to fixed and intangible assets, restructuring costs, extraordinary items, losses from discontinued operations, non-recurring items, as well as changes in accounting charges.  Adjusted EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. The Company believes Adjusted EBITDA provides meaningful additional information on our performance and on our ability to service our long-term debt and other obligations, and to fund capital expenditures. Because we use Adjusted EBITDA as the measure to evaluate the performance of our core businesses, we reconcile it to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles.

We define Free Cash Flow as cash provided by operating activities less cash provided by investing activities. We believe Free Cash Flow is a non-GAAP measure as contemplated by Regulation G. We believe that Free Cash Flow provides useful information about the amount of cash our business is generating after interest and capital expenditures for reinvesting in the business.

We define Net Debt as the total aggregate amount of our consolidated debt (short and long term), including capital lease obligations, less cash on hand and in banks and equivalents (including investments).  We believe Net Debt is a non-GAAP measure as contemplated by Regulation G. Management believes that the presentation of Net Debt provides useful information about the Company’s ability to satisfy its debt obligations with currently available funds.

EBITDA, Adjusted EBITDA and Free Cash Flow should not be considered as substitutes for operating income (loss), net income (loss), net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP. Net Debt should not be considered a substitute for total debt.

A quantitative reconciliation of EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt follows:

TRICOM, S.A. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(In US$)

	Three Months Ended December 31,		Year Ended December 31,
	2002	2003	2002	2003
Adjusted EBITDA Reconciliation
Add (subtract):
Net loss	$(33,980,099)	(237,488,784)	$(76,553,362)	(299,366,153)
Income taxes, net	1,515,284	(2,249,862)	948,192	(252,051)
Interest expense, net	16,465,187	15,354,177	62,371,262	60,978,798
Depreciation and amortization	17,554,725	18,745,669	66,352,488	73,998,602
EBITDA	$1,555,097	(205,638,800)	$53,118,580	(164,640,804)
Extraordinary item	—	—	—	—
Cummulative effect of accounting change	—	—	—	—
Loss from discontinued operations, net	959,585	1,914,568	4,846,833	7,819,690
Loss on disposal of discontinued operations	—	38,241,048		38,241,048
Asset impairments	19,734,701	166,939,949	19,734,701	166,939,949
Restructuring costs		5,080,132		5,080,132
Expense in lieu of income taxes	3,830	—	5,896,644	—
Other non-recurring items	—	7,616,465	—	7,616,465
Adjusted EBITDA	$22,253,213	14,153,362	$83,596,758	61,056,480

	Year Ended December 31,
	2002	2003
Free Cash Flow Reconciliation
Add (subtract):
Net cash provided by operating activities	$13,607,956	18,334,139
Net cash used in investing activities	(57,918,495)	(3,359,960)
Free cash flow surplus (deficit)	$(44,310,539)	14,974,179

	Period ended
	December 31,	December 31,
	2002	2003
Net Debt Reconciliation
Add (subtract):
Short-term debt	$81,980,810	355,623,913
Long-term debt	385,583,631	93,849,870
Cash on hand and investments	(6,080,303)	(2,963,825)
Net debt	$461,484,138	446,509,958

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	4Q’02	3Q’03	4Q’03	Sequential % Chng.	Y-o-Y% Chng.

Economic Statistics (1)
Consumer price index (12 month aggregate)	10.51%	33.14%	42.66%
Consumer price index year-to-date	10.51%	26.47%	42.66%
Exchange rate (at period end)	$22.50	33.21	41.50	25.0%	84.4%
Avg. period exchange rate	$20.55	34.06	38.13	11.9%	85.5%

Selected Financial Data
Adjusted EBITDA from continuing operations	22,253,213	13,626,344	14,153,230	3.9%	-36.4%
Capital Expenditures, including capital leases	11,245,015	1,690,416	3,168,863	87.5%	-71.8%
Total employees (at period end)	1,519	1,584	1,469	-7.3%	-3.3%

Selected Operating Data
Lines in service (at period end)	150,456	135,815	134,843	-0.7%	-10.4%
Avg. revenue per line in service	$36.68	33.94	33.42	-1.5%	-8.9%
Avg. monthly churn rate	8.1%	2.6%	2.5%

Cellular & PCS subscribers (at period end) (2)	432,058	429,053	433,224	1.0%	0.3%
Minutes of use (in 000s)	63,057	67,474	64,475	-4.4%	2.2%
Avg. revenue per user (blended)	$7.51	4.95	4.83	-2.4%	-35.7%
Avg. monthly churn rate	4.5%	3.7%	4.2%

Digital trunking subscribers (at period end) (3)	7,011	10,331	10,157	-1.7%	44.9%
Avg. revenue per user	$68.17	44.46	49.87	12.2%	-26.8%
Avg. monthly churn rate	n.m.	4.4%	2.9%

Cable subscribers (at period end)	71,726	63,921	61,433	-3.9%	-14.4%
Avg. revenue per equivalent cable subscriber	$16.76	11.69	11.34	-3.0%	-32.3%
Avg. monthly churn rate	3.1%	2.3%	2.8%

Data/Internet subscribers (at period end)	10,825	12,128	12,404	2.3%	14.6%
Paging subscribers	8,752	5,105	4,006	-21.5%	-54.2%

Long distance minutes (in 000s) (4)	311,594	266,092	313,120	17.7%	0.5%

Footnote:

(1)           Source: Dominican Republic Central Bank

(2)           Represents cellular and PCS subscribers in the Dominican Republic

(3)           Represents mobile subscribers in Panama

(4)           Includes inbound, outbound and domestic long distance minutes

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31,	December 31,
	2002	2003
	(Audited)	(Unaudited)
Assets

Current assets
Cash on hand and in banks	$6,080,303	$2,963,825

Accounts receivable:
Customers	26,253,107	17,626,196
Carriers	3,806,849	15,271,998
Others	2,848,287	1,613,102
	32,908,243	34,511,296
Allowance for doubtful accounts	(7,763,109)	(5,446,244)
Accounts receivable, net	25,145,134	29,065,052

Inventories, net of allowances	3,937,678	920,101

Certificates of deposits	15,900,710	—
Prepaid expenses	7,099,415	315,429
Deferred income taxes	1,307,870	3,571,426
Total current assets	59,471,110	36,835,833

Mortgage investments	463,542	306,658

Property and equipment, net	668,120,192	429,420,015
Intangible assets	6,946,978	3,126,140
Goodwill, net of amortization	21,914,327	—
Other assets at cost, net of amortization	25,312,934	22,982,400

	$782,229,083	$492,671,046

	December 31,	December 31,
	2002	2003
Liabilities and Stockholders’ Equity	(Audited)	(Unaudited)

Current liabilities
Notes payable:
Borrowed funds	$38,609,926	$38,316,393
Commercial paper	9,907,583	59,136,014
Current portion of long-term debt	30,724,888	252,376,875
	79,242,397	349,829,282

Current portion of capital leases	2,738,413	5,794,631

Accounts payable:
Carriers	11,032,780	21,089,385
Suppliers	15,746,551	11,127,549
Others	7,384,780	3,350,020
	34,164,111	35,566,954

Other liabilities	14,910,246	11,886,691
Accrued expenses	17,837,390	47,683,062
Total current liabilities	148,892,557	450,760,620

Reserve for severance indemnities	675,742	721,039
Deferred income tax	1,691,779	1,320,296
Commercial paper	41,708,647	—
Capital leases, excluding current portion	11,792,908	8,736,691
Long-term debt, excluding current portion	332,082,076	85,113,179
Total liabilities	536,843,709	546,651,825

Stockholders’ equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2002 and 2003	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2002 and 2003; 19,144,544 issued at December 31, 2002 and 2003	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(65,634,197)	(365,000,350)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)
Stockholders equity, net	245,385,374	(53,980,779)

	$782,229,083	$492,671,046

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	Three Months Ended December 31,		Year Ended December 31,
	2002	2003	2002	2003
	(Restated)	(Unaudited)	(Restated)	(Unaudited)
Operating revenues:
Long distance	$24,250,736	26,338,721	93,510,965	99,663,413
Domestic telephony	19,455,736	13,248,461	83,721,115	59,475,203
Mobile	9,187,124	6,659,521	45,073,022	29,231,686
Cable	4,635,220	3,007,224	21,487,466	13,587,250
Data and Internet	2,888,858	1,063,164	11,007,120	4,486,692
Other	81,142	6,262	498,245	121,448
Total operating revenues	60,498,816	50,323,353	255,297,933	206,565,692

Operating costs and expenses:
Cost of sales and services	22,193,473	23,202,538	86,332,649	86,422,119
Selling, general and administrative expenses	19,608,410	22,929,078	87,139,040	71,770,957
Depreciation and amortization	17,554,725	18,745,669	66,352,488	73,998,602
Asset impairments	19,734,701	166,939,949	19,734,701	166,939,949
Restructuring costs	—	5,080,132	—	5,080,132
Expense in lieu of income taxes	3,830	—	5,896,644	—
Total operating costs and expenses	79,095,139	236,897,366	265,455,522	404,211,759

Operating income	(18,596,323)	(186,574,013)	(10,157,589)	(197,646,067)

Other income (expenses):
Interest expense	(16,734,100)	(15,418,806)	(64,354,026)	(62,359,034)
Interest income	268,913	64,629	1,982,764	1,380,236
Foreign currency exchange gain (loss)	3,862,699	2,359,955	2,881,442	4,962,628
Gain on Sale of fixed assets, net	—	—	389,217	—
Other, net	(306,419)	(14,795)	(1,500,145)	104,771
Other expenses, net	(12,908,907)	(13,009,017)	(60,600,748)	(55,911,399)

Loss from continuing operations before income taxes	(31,505,230)	(199,583,030)	(70,758,337)	(253,557,466)

Income taxes, net	(1,515,284)	2,249,862	(948,192)	252,051

Loss from continuing operations, net	(33,020,514)	(197,333,168)	(71,706,529)	(253,305,415)

Discontinued operations:
Loss from discontinued operations in Central America, net	(959,585)	(1,914,568)	(4,846,833)	(7,819,690)
Loss on disposal of discontinued operations in Central America	—	(38,241,048)	—	(38,241,048)

Net loss	$(33,980,099)	(237,488,784)	(76,553,362)	(299,366,153)

Loss per common share:
Loss from continuing operations	$(0.76)	(3.05)	(1.65)	(3.92)
Loss from discontinued operations	(0.02)	(0.03)	(0.11)	(0.12)
Loss on disposal of discontinued operations	—	(0.59)	—	(0.59)
Loss per common share	$(0.78)	(3.68)	(1.76)	(4.63)

Average number of common shares used in calculation	43,390,464	64,602,585	43,390,464	64,602,585

TRICOM, S.A. and subsidiaries

Consolidated Statement of Cash Flows (Unaudited)

(In US$)

	Year ended December 31,
	2002	2003
	(Audited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(76,553,362)	$(299,366,153)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	66,194,501	73,681,369
Asset impairments	19,734,701	166,939,949
Allowance for doubtful accounts	7,099,263	2,318,235
Loss on disposal of discontinued operations	—	38,241,048
Deferred income tax, net	(164,268)	(2,635,039)
Amortizations	6,257,060	4,391,452
Provision for inventory obsolescence	1,941,517	1,272,755
Expense for severance indemnities	2,043,077	1,747,472
Minority interest	(1,870,833)	—
Loss (gain) on sale of fixed assets, net	(389,217)	—
Net changes in assets and liabilities:
Accounts receivable	2,254,256	(6,238,153)
Inventories	1,174,905	2,283,036
Prepaid expenses	(1,249,148)	6,783,986
Other assets	(5,355,941)	2,391,397
Accounts payable	(2,961,953)	1,402,843
Other liabilities	1,160,162	(3,023,555)
Accrued expenses	(2,699,711)	29,845,672
Reserve for severance indemnities	(3,007,053)	(1,702,175)
Total adjustments	90,161,318	317,700,292
Net cash provided by (used in) operating activities	$13,607,956	$18,334,139

Cash flows from investing activities:
Cancellation (acquisition) of investments	$2,804,459	$11,632,077
Proceeds from sale of fixed assets	5,041,173	—
Acquisition of property and equipment	(65,764,127)	(14,992,037)
Net cash used in investing activities	(57,918,495)	(3,359,960)

Cash flows from financing activities:
Borrowed (paid) funds	98,930,223	48,934,901
Principal payments to banks	(173,268,664)	(88,677,545)
Proceeds from issuance of commercial paper	21,219,915	—
Current portion of capital lease	(3,325,445)	—
Payments of long-term debt	(30,493,532)	—
Proceeds from issuance of long term debt	56,347,216	21,651,987
Issuance of common stock	68,405,079	—
Net cash provided by financing activities	37,814,792	(18,090,657)

Net increase in cash and cash equivalents	(6,495,747)	(3,116,478)

Cash and cash equivalents at beginning of the period	12,576,050	6,080,303

Cash and cash equivalents at end of period	$6,080,303	$2,963,825

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.